8:09 PM
04/21/18
Accrual Basis

MobileSpike, Inc.
Profit & Loss
January through December 2016

		Jan - Dec 16
Ordinary Income/Expense		
Cost of Goods Sold		
52000 · MobileSpike Parts		1,754.64
53000 · Research & Development		
53010 · R&D Materials	35,815.83	
53015 · R&D Field Trial Materials	0.00	
53020 · R&D Supplies	159.27	
53030 · R&D Fuel	229.99	
53040 · R&D Rental	11,187.82	
53050 · R&D Meals	274.43	
53070 · R&D Lodging	600.77	
Total 53000 · Research & Development		48,268.11
Total COGS		50,022.75
Gross Profit		-50,022.75
Expense		
60100 · Amortization Expense		1,986.00
60200 · Automobile Expense		73.96
60400 · Bank Service Charges		245.56
61700 · Computer and Internet Expenses		1,440.66
62400 · Depreciation Expense		1,791.00
62500 · Dues and Subscriptions		618.58
63000 · Fuel		46.50
63400 · Interest Expense		58.49
63900 · Investor Recruiting		
63910 · IRE Supplies	1,069.96	
63920 · IRE Fuel	902.89	
63930 · IRE Meals	508.14	
63940 · IRE Other	219.19	
63950 · IRE Lodging	377.03	
63960 · IRE Travel	2,641.36	
63970 · IRE Proffessional Fees	53,899.57	
63900 · Investor Recruiting - Other	13,687.08	
Total 63900 · Investor Recruiting		73,305.22
64000 · Licenses and Permits		2,054.75
64100 · Marketing		
64110 · MRK Web Site	400.21	
64100 · Marketing - Other	8,000.00	
Total 64100 · Marketing		8,400.21
64900 · Office Supplies		339.51
66500 · Postage and Delivery		244.02
66700 · Professional Fees		11,165.35
67200 · Repairs and Maintenance		3,472.22
67500 · Sales Expense		17,606.31
68100 · Telephone Expense		178.48
68400 · Travel Expense		0.50
Total Expense		123,027.32
Net Ordinary Income		-173,050.07
Other Income/Expense		
Other Expense		
80000 · Ask My Accountant		0.00
81000 · Ask Payer		448.19
Total Other Expense		448.19
Net Other Income		-448.19
Net Income		**-173,498.26**